UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

13974105
(CUSIP Number)

J. Kimbrough Davis P.O. Box 11248 Tallahassee, Florida 32302-3248 (850) 402-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas W. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
3,607
	8.	Shared Voting Power
1,577,200
	9.	Sole Dispositive Power
3,607
	10.	Shared Dispositive Power
1,577,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,580,807
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
9.4%
14.	Type of Reporting Person
IN

CUSIP No. 13974105	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
E. Drew Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
1,577,200
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,577,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,577,200
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
9.4%
14.	Type of Reporting Person
IN

CUSIP No. 13974105	Page 4 of 7 Pages

Introduction

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Douglas W. Smith and E. Drew Mitchell (the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”) of  Capital City Bank Group, Inc., a Florida corporation (the “Issuer”). The purpose of this Amendment No. 3 is to report the departure of the Estate of Robert Hill Smith (the “Estate”) from the Reporting Persons’ control group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Security and Issuer

This filing pertains to the Common Stock of Issuer. The principal executive offices of the Issuer are located at 217 North Monroe St., Tallahassee, FL 32301. The percentage of shares of Common Stock reported owned by the Reporting Persons named herein is based upon 16,734,080 shares of Common Stock, which is the number of shares of Common Stock outstanding as of October 31, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018 less 324,441 shares of Common Stock which were repurchased by the Issuer on December 10, 2018 from the Estate. The holdings reported herein are as of the close of business on December 17, 2018.

Item 2. Identity and Background

(a)	The persons filing this statement are Douglas W. Smith and E. Drew Mitchell, the co-personal representatives of the Estate and co-trustees of (i) the Trust for Virginia Smith McKnight (formerly known as the VSM Trust) and (ii) the Trust for Warren H. Smith (formerly known as the Trust u/w of Robert H. Smith f/b/o Warren Hamilton Smith).
(b)	The business address of the Reporting Persons is 217 North Monroe St., Tallahassee, Florida 32301.

(c)	Douglas W. Smith’s principal occupation is owner of a security alarm business. E. Drew Mitchell’s principal occupation is owner of a public relations firm.

(d)	None of the Reporting Persons has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Messrs. Smith and Mitchell are each citizens of the United States of America.

CUSIP No. 13974105	Page 5 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration

The Estate acquired the Common Stock previously owned by Robert Hill Smith under the laws of succession in Florida and pursuant to the terms of the will of Robert Hill Smith.

Item 4. Purpose of Transaction

The Estate acquired 2,003,780 shares of Common Stock following the death of Robert Hill Smith, the former beneficial owner, on May 28, 2013. The Reporting Persons were declared qualified to act as the Co-Personal Representatives of the Estate by order of the Circuit Court for Leon County, Florida on June 5, 2013. Of the 2,003,780 shares of Common Stock initially acquired by the Estate, 679,339 of these shares were disposed of by the Estate prior to this Amendment No. 3 to Schedule 13D. On December 10, 2018, the Estate sold an aggregate of 324,441 shares of Common Stock to the Issuer in a private transaction exempt from registration pursuant to Section 4(a)(7) of the Securities Act and applicable state securities laws and regulations. On December 17, 2018, the Estate transferred the remaining 1,000,000 shares of Common Stock of the Issuer to the Trust for Virginia Smith McKnight (formerly known as the VSM Trust) and the Trust for Warren H. Smith (formerly known as the Trust u/w of Robert H. Smith f/b/o Warren Hamilton Smith).

The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, including management’s ability to maximize shareholder value. The Reporting Persons may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock in public and private transactions. Any such transactions may be effected at any time or from time to time.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons may be deemed to beneficially own an aggregate of 1,581,107 shares of Common Stock, constituting approximately 9.27% of the shares of Common Stock outstanding, 3,607 of which, constituting less than 1% of the shares outstanding, are owned directly by Douglas W. Smith, and 300 of which, constituting less than 1% of the shares outstanding, are owned by the EWS Partnership LLP of which Douglas W. Smith is a partner, 788,600 are owned by the Trust for Virginia Smith McKnight for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees, and 788,600 are owned by the Trust for Warren H. Smith for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees.
(b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, all of the shares of Common Stock referenced in paragraph (a) of this Item 5.
(c)	On December 10, 2018, the Estate sold an aggregate of 324,441 shares of Common Stock to the Issuer in a private transaction exempt from registration pursuant to Section 4(a)(7) of the Securities Act and applicable state securities laws and regulations. On December 17, 2018, the Estate transferred 500,000 of Common Stock of the Issuer to the Trust for Virginia Smith McKnight for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees, and 500,000 of Common Stock of the Issuer to the Trust for Warren H. Smith for which Douglas W. Smith and E. Drew Mitchell serve as co-trustees. As a result of the foregoing transactions, the Estate no longer holds any shares of Common Stock of the Issuer.

CUSIP No. 13974105	Page 6 of 7 Pages

(d)	Not applicable.
(e)	As noted in the Introduction above, the Estate ceased to be a beneficial owner of 5% of the Issuer’s Common Stock on December 17, 2018 and will no longer be a member of the Reporting Persons’ group for purposes of Section 13(d) and, therefore the Estate is no longer party to this Schedule 13D or any subsequent amendments hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Smith and Mitchell were declared qualified to act as the Co-Personal Representatives of the Estate by order of the Circuit Court for Leon County, Florida on June 5, 2013. Messrs. Smith and Mitchell also act as co-trustees under the trust agreements for each of the Trust for Virginia Smith McKnight (formerly known as the VSM Trust) and the Trust for Warren H. Smith (formerly known as the Trust u/w of Robert H. Smith f/b/o Warren Hamilton Smith). On December 10, 2018, the Estate entered into a Stock Repurchase Agreement with the Issuer for the repurchase of 324,441 shares of Common Stock, a copy of which is filed as Exhibit 7.1 to this Amendment No. 3 to Schedule 13D and is incorporated by reference herein. On December 17, 2018, the Reporting Persons entered into an agreement to file a joint Schedule 13D, a copy of which is filed as Exhibit 7.2 to this Amendment No. 3 to Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

7.1	Stock Repurchase Agreement, dated as of December 10, 2018, by and between the Estate of Robert Hill Smith and Capital City Bank Group, Inc.

7.2	Agreement to File Joint Schedule 13D, by and between the Douglas W. Smith and E. Drew Mitchell.

CUSIP No. 13974105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018

/s/ Douglas W. Smith
Douglas W. Smith

/s/ E. Drew Mitchell
E. Drew Mitchell